SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 21)

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

715302105
(CUSIP Number)

Barry Honig 555 South Federal Highway #450 Boca Raton, FL 33432 Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Fl. New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF	7	SOLE VOTING POWER:
SHARES		31,723,062(1)
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		41,765,432 (2)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		31,723,062 (1)
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		41,765,432 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,488,494 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.28% (based on 273,292,027 shares of Common Stock issued and outstanding as of December 31, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes (i) 15,584,662 shares of common stock held by Mr. Honig, (ii) options to purchase 13,400,000 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days, (iii) 652 shares of Series E Preferred Stock held by Mr. Honig which may be converted in to 1,956,000 shares of common stock and (iv) warrants to purchase 782,400 shares of common stock. All beneficial ownership numbers and percentages exclude unvested 2,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer and which would not vest within 60 days. .

(2) Includes (i) 13,832,103 shares of common stock, (ii) 1,363,637 warrants to purchase shares of common stock, (iii) 3,611 shares of Series E Preferred Stock which may be converted in to 10,833,000 shares of common stock and (iv) warrants to purchase 3,636,000 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”); 993,692 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”); (i) 530,000 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 6,210,000 shares of common stock and (iii) warrants to purchase 1,726,800 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”) and (i) 200,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 1,743,000 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). Mr. Honig is the trustee of GRQ 401K, GRQ Roth 401K and GRQ Defined Plan and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by such entities.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		31,723,062 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		31,723,062 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,723,062 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.96% (based on 273,292,027 shares of Common Stock issued and outstanding as of December 31, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes (i) 13,832,103 shares of common stock, (ii) 1,363,637 warrants to purchase shares of common stock, (iii) 3,611 shares of Series E Preferred Stock which may be converted in to 10,833,000 shares of common stock and (iv) warrants to purchase 3,636,000 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”). Mr. Honig is the trustee of GRQ 401K, and, in such capacity, has voting and dispositive power over securities held by such entity.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		993,692 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		993,692 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
993,692 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.36% (based on 273,292,027 shares of Common Stock issued and outstanding as of December 31, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Includes 993,692 shares of common stock. Mr. Honig is the President of GRQ Consultants, Inc. (“GRQ Consultants”), and, in such capacity, has voting and dispositive power over the securities held by GRQ Consultants.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		8,466,800 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		8,466,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,466,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.01% (based on 273,292,027 shares of Common Stock issued and outstanding as of December 31, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes (i) 530,000 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 6,210,000 shares of common stock and (iii) warrants to purchase 1,726,800 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”). Mr. Honig is the trustee of GRQ Roth 401K, and, in such capacity, has voting and dispositive power over securities held by such entity.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		2,640,200 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		2,640,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,640,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.96% (based on 273,292,027 shares of Common Stock issued and outstanding as of December 31, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes (i) 200,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 1,743,000 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). Mr. Honig is the trustee of GRQ Defined Plan, and, in such capacity, has voting and dispositive power over securities held by such entity.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401.

Item 2. Identity and Background

(a) This statement is being filed by Barry Honig, GRQ Consultants, Inc. 401K (“GRQ 401K”), GRQ Consultants, Inc. (“GRQ Consultants”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”), GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”, and collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 555 South Federal Highway #450, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  Mr. Honig beneficially owns 73,488,494 shares or 23.28% of the Issuer’s common stock, including (i) 15,584,662 shares of common stock, (ii) options to purchase 13,400,000 shares of common stock, (iii) 652 shares of Series E Preferred Stock which may be converted in to 1,956,000 shares of common stock and (iv) warrants to purchase 782,400 shares of common stock held by Mr. Honig; (i) 13,832,103 shares of common stock, and (ii) 1,363,637 warrants to purchase shares of common stock, (iii) 3,611 shares of Series E Preferred Stock which may be converted in to 10,833,000 shares of common stock and (iv) warrants to purchase 3,636,000 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”); 993,692 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”); (i) 530,000 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 6,210,000 shares of common stock and (iii) warrants to purchase 1,726,800 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”) and (i) 200,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 1,743,000 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). All beneficial ownership numbers and percentages exclude unvested 2,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer and which would not vest within 60 days.

(b)  Mr. Honig may be deemed to hold sole voting and dispositive power over 31,723,062 shares of the Issuer’s common stock (1) and shares voting and dispositive power over 41,765,432 shares of common stock (2).

GRQ 401K may be deemed to hold shared voting and dispositive power over (i) 13,832,103 shares of common stock, (ii) 1,363,637 warrants to purchase shares of common stock,  (iii) 3,611 shares of Series E Preferred Stock which may be converted in to 10,833,000 shares of common stock and (iv) warrants to purchase 3,636,000 shares of common stock.

GRQ Consultants may be deemed to hold shared voting and dispositive power over 993,692 shares of common stock.

GRQ Roth 401K may be deemed to hold shared voting and dispositive power over (i) 530,000 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 6,210,000 shares of common stock and (iii) warrants to purchase 1,726,800 shares of common stock held by GRQ Roth 401K.

GRQ Defined Plan may be deemed to hold shared voting and dispositive power (i) 200,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 1,743,000 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock by GRQ Defined Plan.

(c)  On December 27, 2013, GRQ 401K purchased 3,730,860 shares at $0.335 per share in a private transaction.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 73,488,494 shares of common stock reported in Item 5(a).

(e) Not applicable.

(1) Includes (i) 15,584,662 shares of common stock held by Mr. Honig, (ii) options to purchase 13,400,000 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days, (iii) 652 shares of Series E Preferred Stock held by Mr. Honig which may be converted in to 1,956,000 shares of common stock and (iv) warrants to purchase 782,400 shares of common stock. All beneficial ownership numbers and percentages exclude unvested 2,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer and which would not vest within 60 days.

(2) Includes (i) 13,832,103 shares of common stock, (ii) 1,363,637 warrants to purchase shares of common stock, (iii) 3,611 shares of Series E Preferred Stock which may be converted in to 10,833,000 shares of common stock and (iv) warrants to purchase 3,636,000 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”); 993,692 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”); (i) 530,000 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 6,210,000 shares of common stock and (iii) warrants to purchase 1,726,800 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”) and (i) 200,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 1,743,000 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). Mr. Honig is the trustee of GRQ 401K, GRQ Roth 401K and GRQ Defined Plan and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by such entities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K, GRQ Consultants, Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig and GRQ Consultants, Inc. Defined Benefit Plan*

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2014	/s/ Barry Honig
Barry Honig

Dated: January 2, 2014	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig

Dated: January 2, 2014	GRQ CONSULTANTS, INC.

	By:	/s/ Barry Honig
Barry Honig, President

Dated: January 2, 2014	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig

Dated: January 2, 2014	GRQ CONSULTANTS, INC. DEFINED BENEFIT PLAN

	By:	/s/ Barry Honig
Barry Honig

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K, GRQ Consultants, Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig and GRQ Consultants, Inc. Defined Benefit Plan *

* Previously filed.